X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL

August 25, 2006



Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed a News Release for X-Cal Resources Ltd. dated Monday, August 28, 2006.

Sincerely,

X-CAL RESOURCES LTD.

Celeste White

cw/
encl

9/5

X-Cal Resources Ltd.

TSX/XCL **News Release** **August 28, 2006**

DRILLING BEGINS AT SLEEPER

SLEEPER GOLD PROJECT
Humboldt County, Nevada

Drilling begins this week on the Range Front Target at Sleeper. The Range Front is one of five priority target areas described in the March 2006, NI-43-101 type Technical Report on The Sleeper Gold Project by Thomason, Kornze and Rowe and also in a summary paper entitled Exploration Potential of the Sleeper Property by Dr Richard Sillitoe. The documents are available @ www.x-cal.com. The Range Front Target is a +5km long favorable area parallel and to the east of the Sleeper Mine site.

A major drill program designed to test each of the priority, mine scale targets at Sleeper is being planned by X-Cal's geologic team. The team consists of a group of professionals with Nevada track records. All available data from the massive Sleeper database (see Technical Report) is being utilized. The range front drilling is one aspect of a comprehensive program for Sleeper, described in general terms in the recently released 2006 X-Cal Annual Report.

REESE RIVER (Horse Mountain Window) Property
Cortez Area, Lander County, Nevada

Geologic mapping and sampling of the Reese River/Horse Mountain Window property is ongoing. Additionally, a gravity geophysical survey has been completed and integrated with previous geophysics. Drill permit applications are nearing completion. X-Cal intends to meet the year 1 requirement of its agreement with Barrick (previously Placer Dome) for this property. Barrick has a one time back in right, which can be triggered by tripling X-Cal's year one expenditure on this early stage project. A NI-43-101 type of report on the Reese River/Horse Mountain Window Property will be filed prior to drilling.